EXHIBIT 99.5

INFORMATION CONCERNING MINE SAFETY VIOLATIONS OR OTHER REGULATORY MATTERS REQUIRED BY SECTION
1503(A) OF THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT, FILED HEREWITH

The following disclosures are provided by Kinross Gold Corporation in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S - K. These provisions require the following disclosures from companies that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) and that are required to file periodic reports under the Securities Exchange Act of 1934, as amended. The disclosures referenced in the table below identify the number of administrative citations, orders and proposed penalty assessments that were issued to a Kinross U.S. mine by the federal Mine Safety and Health Administration (“MSHA”) during the year ending December 31, 2021. Certain citations, orders and penalty assessments are contested and appealed by the Company in legal actions before the Federal Mine Safety and Health Review Commission (“Review Commission”). The Review Commission is an independent adjudicative agency that reviews disputes between MSHA and the Company concerning the validity of certain citations and orders (referred to as "Subtitle B" legal actions) and concerning the validity of proposed penalty assessments (referred to as "Subtitle C" legal actions) under the Mine Act. The table below lists the number of Subtitle B and Subtitle C legal actions initiated, resolved and pending as of December 31, 2021. These disclosure requirements pertain only to the Kinross U.S. mining operations and do not apply to mines operated outside the United States.

Mine or Operating Name /MSHA Identification Number	Section 104 S&S Citations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Total Dollar Value of MSHA Assessments Proposed	Total Number of Mining- Related Fatalities	Received Notice of Pattern of Violations under Section 104(e)	Received Notice of Potential to have Pattern under Section 104(e)	Legal Actions[6] Pending as of Last Day of Period	Legal Actions Initiated During Period	Legal Actions Resolved During Period

	(#)	(#)	(#)	(#)	(#)	(#)	(#)	(yes/no)	(yes/no)
Bald Mtn 26-01842	1	0	0	0	0	$10,656[1]	0	No	No	0	2	3
Round Mtn 26-00594	14[2]	0	3[3]	0	0	$226,412[4]	0	No	No	4	6	5
Fort Knox 50-01616	3	0	0	0	0	$10,411	0	No	No	0	0	2
TOTAL	18[5]	0	3	0	0	$247,479[5]	0	No	No	4	8	10

1	Several citations that were assessed penalties in 2021 were contested and appealed before the Federal Mine Safety and Health Review Commission. As a result of settlement, the penalties were reduced based upon modifications made to the citations. While the total penalties initially assessed to Bald Mountain was $10,656, the total amount of penalties paid by Bald Mountain in 2021 was $4,658.
2	While 14 Significant & Substantial (S&S) citations were initially issued to Round Mountain, several of those citations were contested and appealed before the Federal Mine Safety and Health Review Commission. As a result of settlement, five of the S&S designations were either removed or the citations were vacated, removing them from the mine’s history, leaving only nine S&S citations on Round Mountain’s history.
3	While three 104(d) citations/orders were issued to Round Mountain, they were contested and appealed before the Federal Mine Safety and Health Review Commission. As a result of settlement, one of the 104(d) orders was vacated, leaving only two 104(d) citations/orders on the mine’s history.
4	Several citations/orders that were assessed penalties in 2021 were contested and appealed before the Federal Mine Safety and Health Review Commission. As a result of settlement, the penalties were reduced based upon modifications made to the citations/orders. While the total penalties initially assessed to Round Mountain was $226,412, the total amount of penalties paid by Round Mountain in 2021 was $138,731.
5	A number of the citations, alleged violations and proposed penalties issued by MSHA comprising these values are currently being contested.
6	Legal action as used above means a single proceeding before the Review Commission addressing one or more citations, orders, penalty assessments or related claims.

Notes:

●	This sheet includes all assessed and not assessed S&S citations and orders issued during calendar year 2021.
●	Total dollar value of MSHA assessments proposed includes all citations/orders assessed during 2021.
●	Total dollar value of MSHA assessments taken from MSHA.gov.